Mail Stop 3561

October 13, 2005

Robert K. Oldham, M.D., President
Cancer Therapeutics, Inc.
210 West Hansell Street
Thomasville, GA 31792

> **RE: Cancer Therapeutics, Inc.**
> **Registration Statement on Form SB-2**
> **File No. 333-119915**
> **Amendment Filed: September 28, 2005**

Dear Dr. Oldham:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue our prior comment 1 of our letter dated July 8, 2005. Add the following disclosure in the appropriate locations: "We have not received FDA approval as it relates to any facet of our business and/or operations and, as a result, our treatments, products, and/or services have not been deemed safe or effective in any way."

Summary of Financial Data, page 3

2. The amount recorded as total assets for year ended May 31, 2005 should agree
    with the balance presented on the balance sheet for the same period. Please revise
    to correct.

Risk Factors, page 4

3. Please add a separate risk factor concerning the tax lien placed on the company's
    assets by the Internal Revenue Service. Indicate the total amount owing as of the
    date of this prospectus or the latest practicable date.

4. Indicate the principal and interest amounts of the loans in default as of the
    prospectus date in the second risk factor.

"Our Services are Subject to FDA Regulation," page 5

5. We reissue our prior comment 9 of our letter of July 8, 2005. Revise the risk
    factor heading and the narrative to clearly state that your products/therapies have
    not received FDA approval and cannot, therefore, be considered safe or effective.

Securities and Exchange Commission's Public Reference, page 7

6. Please update the Commission's address. Update similar disclosure in the
    "Reports to Security Holders" section.

Management's Discussion and Analysis, page 9

7. Please provide your cash balance as of the latest practicable date as previously
    requested.

Liquidity and Capital Resources

8. A schedule of loans, accounts and accrued expenses in default should be added
    under this section. List the creditor, the amount of principal owing and the
    accrued interest on each obligation.

Business, page 12

9. We do not understand how you are able to provide your services without FDA
    approval. Disclosure in prior amendments referenced your ability to perform
    services pursuant to Georgia state law yet, in this regard, it does not appear as
    though you have responded to our prior comments on this topic. We therefore

reissue comments 12 and 13 of our letter of July 8, 2005. We may have further comment after reviewing your responses.

10. We reissue our prior comment 14. Please expand the disclosure relating to the INDs to give the current status, the milestones that have yet to be accomplished for the INDs, and costs and timeframes associated with moving forward with the INDs. In this regard, expand the disclosure in the Liquidity and Capital Resources section of Management's Discussion and Analysis to discuss your need for funding and the funding requirements associated with the INDs.

11. We do not understand the information contained in the second paragraph of the "Governmental Approval" subsection. Please elaborate.

Market for Common Equity and Related Stockholder Matters, page 25

12. Please provide the full information required by Item 201 of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 26

13. We reissue our prior comment 17 of our letter of July 8, 2005. Update the disclosure in this section through the latest practicable date. Currently, your disclosure is not current as it reflects ownership as of September 30, 2004.

Legal Proceedings, page 29

14. Update and reconcile this disclosure with the information in Note 4 to the financial statements. The total amount owing appears to be approximately $53,400 according to Note 4.

Consent of Independent Registered Public Accounting Firm

15. Please advise your auditor to update the consent to refer to the date of financial statements and auditor's report that are actually included in the registration statement. We note that the consent refers to 2003 financial statements and an audit report dated October 18, 2004.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact David Burton at (202) 942-1808 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Don Rinehart who supervised the review of your filing, at (202) 551-3235.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.   Kenneth Denos, Esq.
     801-816-2599 (facsimile)